ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 6, 2016

Enerplus Announces Voting Results from the 2016 Annual and Special Meeting of Shareholders

CALGARY, Alberta – Enerplus Corporation (“Enerplus” or the “Corporation”) (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from our Annual General Meeting held Friday, May 6, 2016. Each of the matters is described in greater detail in the 2016 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 30, 2016 (the "Circular").

1. Election of Directors

Shareholders elected the following nine nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	*Votes For*	*Percent*	*Votes Withheld*	*Percent*
David H. Barr	70,399,916	92.43%	5,768,842	7.57%
Michael R. Culbert	70,336,801	92.34%	5,831,957	7.66%
Ian C. Dundas	74,476,166	94.07%	4,692,592	5.93%
Hillary A. Foulkes	70,350,495	92.36%	5,818,262	7.64%
Robert B. Hodgins	74,232,078	97.46%	1,936,680	2.54%
Susan M. MacKenzie	70,362,666	92.38%	5,806,091	7.62%
Elliott Pew	74,410,015	97.69%	1,758,743	2.31%
Glen D. Roane	74,368,439	97.64%	1,800,319	2.36%
Sheldon B. Steeves	74,520,065	97.84%	1,648,693	2.16%

2. Appointment of Auditors

Shareholders voted to approve the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation:

Votes For	*Votes Withheld*
117,077,039	1,332,050

3. Approval of the Reduction in the Stated Capital of the Corporation

Shareholders voted to approve the reduction in the stated capital of the Corporation as described in the Circular:

Votes For	*Percent*	*Votes Against*	*Percent*
74,471,743	97.77%	1,696,036	2.23%

4. Approval of the Resolution Regarding the Confirmation of By-Law No. 2 Relating Generally to Forum Selection

Shareholders voted to approve the resolution regarding the confirmation of By-Law No. 2 relating generally to forum selection as described in the Circular:

Votes For	*Percent*	*Votes Against*	*Percent*
41,676,855	54.72%	34,490,299	45.28%

5. Approval of the Continuation of the Shareholder Rights Plan

Shareholders voted to approve the continuation of the Corporation's Shareholder Rights Plan as described in the Circular:

Votes For	*Percent*	*Votes Against*	*Percent*
72,905,175	95.72%	3,262,604	4.28%

6. Approval of the Non-Binding Resolution on the Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation as described in the Circular:

Votes For	*Percent*	*Votes Against*	*Percent*
65,237,295	85.65%	10,930,478	14.35%

Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation